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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 7)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MARTEK BIOSCIENCES CORPORATION
(Name of Subject Company (Issuer))

KONINKLIJKE DSM N.V.
GREENBACK ACQUISITION CORPORATION
(Name of Filing Persons (Offerors))

Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

572901106
(CUSIP Number of Class of Securities)

Hugh C. Welsh
President and General Counsel
DSM North America
45 Waterview Boulevard
Parsippany, NJ 07054
(973) 257-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
William A. Groll
David Leinwand
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,146,313,287	$133,086.97

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Transaction Valuation was calculated on the basis of (a) 36,390,898 shares of common stock, $0.10 par value per share, of Martek Biosciences Corporation (the "Shares"), the estimated maximum number of Shares that may be acquired in this tender offer (consisting of (i) 33,522,548 Shares issued and outstanding as of December 31, 2010, (ii) 2,066,297 Shares issuable upon the exercise of outstanding options and (iii) 802,053 Shares issuable upon the exercise of outstanding restricted stock units), multiplied by (b) the offer price of $31.50 per Share.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $133,086.97	Filing Party: Koninklijke DSM N.V., Greenback Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed: January 13, 2011
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 7 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") originally filed on January 13, 2011 in connection with the offer by Greenback Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Koninklijke DSM N.V., a corporation organized in the Netherlands ("DSM"), to purchase all outstanding shares of common stock, par value $0.10 (the "Shares"), of Martek Biosciences Corporation, a Delaware corporation ("Martek"), at a price of $31.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2011 (the "Offer to Purchase"), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the "Offer."

        All capitalized terms used in this Amendment No. 7 without definition have the meanings ascribed to them in the Schedule TO.

Items 1 - 11.

        The Offer to Purchase is hereby amended and supplemented by including the following:

        The subsequent offering period of the Offer expired at 12:00 midnight, New York City time, on Thursday, February 24, 2011. The Depositary for the Offer has advised DSM and Purchaser that, as of such time, an aggregate of approximately 262,000 additional Shares had been validly tendered in the subsequent offering period, which, together with the Shares validly tendered during the initial offering period, resulted in Purchaser holding approximately 89.5% of the outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn.

        DSM intends to exercise the top-up option that was granted to DSM pursuant to the Merger Agreement to purchase additional Shares directly from Martek later today. Shortly thereafter, DSM intends to complete a short-form merger in accordance with the Merger Agreement. In the short-form merger, Purchaser will merge with and into Martek and each Share not tendered in the Offer, other than those as to which holders exercise appraisal rights under Delaware law and those held by DSM or Martek or their respective subsidiaries, will be converted in the merger into the right to receive $31.50 per Share in cash, without interest and less any required withholding taxes. This is the same price per Share paid in the Offer.

        The full text of the press release issued by DSM on February 25, 2011 in connection with the expiration of the subsequent offering period is filed as Exhibit (a)(5)(K) hereto and is incorporated herein by reference.

Item 12. Exhibits.

(a)(5)(K)	Press Release issued by DSM on February 25, 2011

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: February 25, 2011

KONINKLIJKE DSM N.V.
By:	/s/ HUGH C. WELSH

Name: Hugh C. Welsh
Title: President and General Counsel, DSM
North America
GREENBACK ACQUISITION CORPORATION
By:	/s/ HUGH C. WELSH
Name: Hugh C. Welsh Title: Secretary and Director

 EXHIBIT INDEX

(a)(5)(K)	Press Release issued by DSM on February 25, 2011

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SIGNATURE
EXHIBIT INDEX